FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 06, 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X                      Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

   Yes ___             No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
6 November 2023
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
06 November 2023	58,439	189.25	187.60	188.2807	LSE
06 November 2023	17,432	188.45	188.25	188.3506	CHIX
06 November 2023	60,258	189.20	187.70	188.3927	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 31 July 2023, as announced on 31 July 2023.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 204,799,184 Ordinary Shares in treasury and have 8,822,382,375 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
06 November 2023	08:06:42	BST	917	187.70	BATE	1708376
06 November 2023	08:06:42	BST	7204	187.70	BATE	1708374
06 November 2023	08:26:10	BST	8857	188.15	BATE	1728369
06 November 2023	09:00:16	BST	8000	188.40	BATE	1758158
06 November 2023	09:30:39	BST	9012	188.50	BATE	1781606
06 November 2023	10:20:57	BST	4599	188.30	BATE	1814430
06 November 2023	10:20:57	BST	3931	188.30	BATE	1814428
06 November 2023	10:47:04	BST	8478	188.40	BATE	1829853
06 November 2023	11:30:23	BST	7271	189.20	BATE	1855493
06 November 2023	11:30:23	BST	1989	189.20	BATE	1855491
06 November 2023	08:17:23	BST	5875	188.25	CHIX	1720973
06 November 2023	09:07:44	BST	5976	188.45	CHIX	1763767
06 November 2023	10:14:14	BST	5581	188.35	CHIX	1810371
06 November 2023	08:02:16	BST	4635	187.80	LSE	1703557
06 November 2023	08:02:16	BST	2211	187.80	LSE	1703555
06 November 2023	08:12:21	BST	3309	187.60	LSE	1715649
06 November 2023	08:12:21	BST	2789	187.60	LSE	1715647
06 November 2023	08:19:43	BST	6295	187.85	LSE	1723110
06 November 2023	09:00:16	BST	694	188.35	LSE	1758166
06 November 2023	09:00:16	BST	1763	188.35	LSE	1758164
06 November 2023	09:00:16	BST	1764	188.35	LSE	1758162
06 November 2023	09:20:55	BST	6818	188.25	LSE	1774172
06 November 2023	09:58:45	BST	5530	188.25	LSE	1799951
06 November 2023	09:58:45	BST	1241	188.25	LSE	1799949
06 November 2023	10:33:04	BST	7323	188.25	LSE	1821279
06 November 2023	11:07:26	BST	6963	188.80	LSE	1841574
06 November 2023	11:31:47	BST	7104	189.25	LSE	1856118

Date: 06 November 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary